

February 24, 2021

Scott Rajeski
Chief Executive Officer
Latham Topco, Inc.
787 Watervliet Shaker Road
Latham, New York 12110

> **Re: Latham Topco, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted February 12, 2021**
> **CIK No. 0001833197**

Dear Mr. Rajeski:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary, page 1

1. Please prominently disclose that a significant portion of the proceeds from this offering will be used to repay the various distributions referenced in your prospectus and to repurchase shares of common stock from the Principal Stockholders, senior management and directors, and other pre-IPO stockholders. Please quantify those amounts and reconsider the disclosure on page 43 that alludes to proceeds from the IPO being used to grow the business. Please also disclose your distributions to the Parent for fiscal years 2019 and 2020.

2. Please include disclosure regarding your substantial indebtedness.

3.   Please revise to disclose the board nomination rights provided in the Stockholders'
     Agreement. Please also consider updating your risk factor on page 33.

Use of Proceeds, page 43

4.   Please revise the discussion of your use of proceeds to disclose that the majority of the
     funds from your credit agreement were used to pay a distribution to your Parent and repay
     the Parent Note, quantifying the amount of the distribution paid to your officers, directors
     and affiliates. If appropriate, provide Regulation S-K Item 404 disclosure of this
     distribution under Certain Relationships and Related Party Transactions.

Note 22 Subsequent Events, page F-36

5.   We note your response to our prior comment one. We will complete our evaluation of
     your response when you file all required financial statements.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please
contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other
questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Manufacturing